February 29, 2008

Mail Stop 3561

By U.S. Mail and facsimile at 402.501.2112

Mr. James R. Young
Chief Executive Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

      Re: Union Pacific Corporation
             Definitive 14A
             Filed March 28, 2007
             File No. 001-06075

Dear Mr. Young:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3314.

      Sincerely,

      Daniel Morris
      Attorney-Advisor